Exhibit 1.02

RealD Inc.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of RealD Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products, and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola. As described in this Report, certain of the Company’s operations manufacture, or contract to manufacture, products, and Conflict Minerals are necessary to the functionality or production of those products.

Description of the Company

RealD Inc. is a leading global licensor of stereoscopic, or three dimensional (3D), and other visual technologies. The Company’s extensive intellectual property portfolio is used in applications that enable a premium viewing experience in the theater, the home and elsewhere. The Company licenses its RealD Cinema Systems to motion picture exhibitors that show 3D motion pictures and alternative content.

Description of the Company’s Products Covered by this Report

The Company manufactures and contracts to manufacture products that enable a premium 3D viewing experience in the theater, the home and elsewhere. This Report relates to products: (i) for which Conflict Minerals are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during the Reporting Period.

These products, which are referred to in this Report collectively as the “Covered Products,” are the following:

•                  RealD Cinema Systems: RealD Cinema Systems include polarization switches and polarization switch controllers that are used for projecting films in stereoscopic 3D using circularly polarized light.

•                  RealD Cinema System Mounts: These system mounts are used to attach RealD Cinema Systems to digital cinema projectors.

•                  RealD Format Conversion Systems: Conversion systems enable the delivery and viewing of 3D content in multiple formats.

The Company’s Reasonable Country-of-Origin Inquiry and Due Diligence Process

The Company has conducted a good faith reasonable country of origin inquiry (the “RCOI”) regarding the Conflict Minerals. This RCOI was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources.  At the conclusion of the RCOI, the Company was unable to determine the country of origin of all of its Conflict Minerals.  As a result, the Company performed due diligence on the source and chain of custody to determine whether the Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries.

Design of Due Diligence

The Company’s due diligence measures have been designed, in all material respects, to conform to the framework contained in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”), consistent with the Company’s position as a downstream company. The Company has adopted a conflict minerals compliance program intended to promote a culture of compliance within the Company and its suppliers.  The compliance program is covered in a set of procedures that will be further developed during this calendar year.

Company Policy

The Company has adopted a policy relating to Conflict Minerals (the “Company Policy”), which states, among other things, that the Company encourages its suppliers that manufacture components, parts or products containing tin, tantalum, tungsten and/or gold to commit to sourcing those materials from environmentally and socially responsible sources only. The Company Policy further states that materials that directly or indirectly contribute to conflict should be avoided, and that suppliers are encouraged to define, implement and communicate to sub-suppliers their own policies, outlining their commitment to responsible sourcing of these materials, legal compliance and measures for implementation.  The Company Policy also conveys that suppliers are expected to ensure that purchased metals originate from smelters validated as being Conflict Mineral free, and that traceability data is expected to be maintained and recorded for five years and provided to the Company upon request.

Description of RCOI and Due Diligence Measures

The Company’s supply chain for the Covered Products is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals.  The Company is a downstream entity and does not purchase Conflict Minerals directly from mines, smelters or refiners. Moreover, the Company believes that the smelters and refiners of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable smelters and refiners of Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. Moreover, because of the Company’s relative location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.

In conducting its RCOI and due diligence, the Company leveraged the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”), as well as other resources publicly available through the CFSI’s Conflict-Free Smelter Program (the “CFSP”).  The CMRT facilitates the transfer of information through the supply chain regarding country of origin and smelters and refiners used.  As part of its due diligence, the Company has used the CMRT in its efforts to identify the smelters and refiners in the supply chain, as well as the country and mine of origin, of the Conflict Minerals used in the Covered Products. The CFSP also identifies smelters and refiners that an independent third-party audit has confirmed have systems in place that comply with the CFSP’s assessment protocols to assure sourcing of only conflict-free minerals.  The Company has not conducted its own supply chain audits, but rather, has relied on the information provided by the CFSP to help assess the due diligence conducted by the identified smelters and refiners and to assess or verify their conflict-free status.

The Company’s RCOI and due diligence process involved the following steps:

1.              In addition to adopting the Company Policy and communicating it to our suppliers, the Company established an internal conflict minerals review team, which included the Executive Vice President, Consumer, the Vice President of Intellectual Property & Legal Affairs and the Company’s manager of quality and document control (the “Review Team”).  The overall internal conflict minerals review was overseen by the Company’s Chief Operating Officer and General Counsel.  The Company also adopted a specific process for reports of violations of the Company Policy. Company Policy violations may be reported to the General Counsel or, if anonymity is desired, to the Company’s Whistleblower Hotline by calling or using a third-party online reporting tool.  The Company expects to develop a set of compliance procedures and record-keeping mechanisms in connection with its Conflict Minerals compliance process during 2014.  These procedures will include internal training sessions on the Company Policy. In addition, for any new supply contracts with suppliers, the Company’s practice is to include a conflict minerals compliance provision that is consistent with the Company Policy.

2.              To determine whether Conflict Minerals were necessary to the functionality or the production of Covered Products, the Company reviewed and analyzed the bills of materials for such Covered Products.

3.              If Conflict Minerals were identified as being necessary to the functionality or production of the Covered Products and not “outside the supply chain” before January 31, 2013, then the Company determined which suppliers provided the relevant components or materials contained in the Covered Products.  As a result of this inquiry, fifteen of the Company’s suppliers (“Identified Suppliers”) were determined to potentially have Conflict Minerals in the components that they supplied for the Covered Products.

4.              The Company then conducted a RCOI that involved surveying all of the Identified Suppliers by sending each of them the CMRT with a cover letter that provided instructions for completion of the survey.  All of the Identified Suppliers responded in writing to the Company’s survey inquiry.

5.              The Company reviewed the Identified Suppliers’ responses to determine the country of origin of the Conflict Minerals in the Covered Products.  All but one of the Identified Suppliers indicated that the Conflict Minerals were sourced from countries other than the Covered Countries.  However, one of the Identified Suppliers was unable to identify most of the countries of origin of the Conflict Minerals.  As a result, the Company was unable to determine the country of origin of all of its Conflict Minerals.

6.              Consequently, the Company conducted due diligence on the source and chain of custody of the Conflict Minerals.  The Review Team reviewed the CMRTs in an effort to identify the applicable smelter or refiner and its location and, where available, the country of origin and mine location of the Conflict Minerals.  In addition, the Review Team examined each CMRT to assess the reasonableness of the representations and to evaluate the significance of any inconsistencies.  Where necessary, Identified Suppliers were contacted for follow-up, clarification or additional information.

7.              To the extent that the Company was able to identify smelters and refiners in its supply chain, the Company took steps to assess the risk that the Conflict Minerals directly or indirectly financed or benefitted armed groups in the Covered Countries.  To that end, the Company evaluated Identified Suppliers’ stated responses regarding the locations of origin of the Conflict Minerals as well as the mine locations.  The Company also assessed the smelter’s or refiner’s due diligence to the extent practicable.  In particular, based on the information provided by the CMRTs, the information available through the CFSP and supplemental information made available by suppliers, the Company assessed whether the smelter or refiner had been validated as “conflict free” by independent third-party audits conducted through industry group programs, such as the CFSP.

8.              Based on the information provided and to the extent reasonably determinable by the Company, where Identified Suppliers indicated that they were able to identify all the smelters or refiners in the supply chain, they also indicated that the smelters or refiners were sourcing from countries outside of the Covered Countries. However, one of the Company’s suppliers was not able to identify all of the smelters or refiners in its supply chain or to identify the location of origin of the Conflict Minerals. That supplier represented that it had received less than 25% of its supplier responses and it was continuing to gather information. In addition, while some of the CMRTs provided by the Identified Suppliers were component-specific, most of the CMRTs received included data only at a company level and were not specific to the particular types of components supplied to the Company.  In those cases, the Company could not identify which smelters or refiners were used for components that were actually included in the Covered Products.  As a result, the Company has been unable to reasonably determine whether or not all of the Conflict Minerals in the Covered Products either originated in the Covered Countries or came from recycled or scrap sources, or whether they were used directly or indirectly to finance or benefit armed groups in the Covered Countries.

9.              The Company expects to take the following steps, among others, to improve its due diligence measures and to further mitigate the risk that the Conflict Minerals contained in the Company’s products benefit armed groups in the Covered Countries:

•                  Leveraging  industry initiatives encouraging “conflict-free” supply chains;

•                  Continuing to engage with suppliers to obtain current, accurate and complete information about the supply chain;

•                  Encouraging suppliers to implement responsible sourcing and to request that they encourage smelters and refiners to obtain a “conflict-free” designation from an independent, third-party auditor through a program such as the CFSP; and

•                  Continuing the Company’s practice of contractually obligating suppliers to abide by the Company Policy by including in supplier agreements a conflict minerals compliance clause that is consistent with the Company Policy.

Inherent Limitations on Due Diligence Measures

As a downstream purchaser of Conflict Minerals, the Company’s due diligence measures can provide only reasonable, not absolute, assurances regarding the source and chain of custody of the Conflict Minerals contained in the Covered Products.  Our due diligence procedures rely on data from our direct suppliers and those suppliers seeking similar information from other third-party suppliers within the supply chain to identify the original sources of the Conflict Minerals.  We also rely on information collected and provided by independent third-party audit programs.   Such sources of information may yield inaccurate or incomplete information and may be subject to fraud.

Another complicating factor is the unavailability of country-of-origin and chain-of-custody information from our suppliers on a continuous, real-time basis.  Under the Rule, a product is “DRC conflict free” if it meets the required standard every day of the reporting year; conversely, a product would “not be found to be DRC conflict free” if it does not meet the required standard even one day of the reporting year.  The supply chain of commodities such as Conflict Minerals is a multi-step process operating more or less on a daily basis, with ore being delivered to smelters and refiners, with smelters and refiners smelting or refining ores into metal containing derivatives such as ingots, with the derivatives being shipped, sold and stored in numerous market locations around the world and with distributors and purchasers holding varying amounts of the derivatives in inventory for use.  Since the Company does not have direct contractual relationships with smelters and refiners, it relies on its direct suppliers to gather and provide specific information about the date when the ore is smelted into a derivative and later shipped, stored, sold and first entered into the stream of commerce.

Findings to Date

Identified Smelters and Refiners. As noted above, not all of the Identified Suppliers were able to identify smelters and refiners. In addition, while some of the Identified Suppliers provided information for the particular components they supply to the Company, most provided this information on a division- or company-wide basis.  When the Identified Supplier provided component-level information, the Company has listed below the smelters or refiners identified by the Supplier.  However, when the Identified Supplier provided only division- or company-level information, the Company determined that it did not have sufficient information to identify the particular smelter or refiner that processed the Conflict Minerals contained in the particular component in the Covered Products, and thus did not include the smelters or refiners below.  Based on the information that was provided by the Identified  Suppliers and otherwise obtained through the due diligence process, the Company believes that, to the extent reasonably determinable by the Company, the facilities that were used to process the Conflict Minerals contained in the Covered Products may include the smelters and refiners identified in Table 1 below.

Table 1.

Metal	Smelter or Refiner Facility Name
Gold	The Refinery of Shandong Gold Mining Co. Ltd
Zhongyuan Gold Smelter of Zhongjin Gold Corporation
Tantalum	Mitsui Mining & Smelting
Tin	Liuzhou China Tin
Minmetals Ganzhou Tin Co. Ltd
Thaisarco
Yunnan Chengfeng Non-Ferrous Metals Co. Ltd

Identified Countries of Origin. As noted above, when the Identified Supplier provided component-level information, the Company has listed below the countries of origin identified by the Supplier.  However, when the Identified Supplier provided only division- or company-level information, the Company determined that it did not have sufficient information to identify the particular countries of origin of the Conflict Minerals contained in the particular component in the Covered Products, and thus did not include the country of origin below.] Based on the information that has been obtained pursuant to the due diligence process, the Company reasonably believes that the countries of origin of the Conflict Minerals include the following countries:

•                  China

•                  Indonesia

•                  Japan

•                  Thailand

Efforts to Determine Mine or Location of Origin.  To determine the mines or location of origin of the Conflict Minerals with the greatest possible specificity, the Company performed the due diligence measures described above. Based on the Company’s review of the information obtained through its supply chain, as well as publicly available information, the Company determined that it did not have sufficient information to identify the specific mine or location of origin of the Conflict Minerals within the above-referenced countries of origin.

Cautionary note on forward-looking statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including but not limited to, the sourcing of Conflict Minerals, actions that the Company expects to take in the future in connection with the internal and external processes it has established or may establish regarding its conflict minerals policies and reviews and the accuracy and efficacy of these processes. Words such as “expects,” “goals,” “intends,” “plans,” “believes,” “seeks,” variations of these words, and similar expressions are intended to identify such forward-looking statements.  These statements are based on RealD’s current expectations and beliefs, as well as a number of assumptions concerning future events. Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside RealD’s control, including, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and smelter or refiner validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.  These and other factors could cause actual results to differ materially from the results discussed in or implied by the forward-looking statements. Except as otherwise required by the Dodd-Frank Act and the Rule, RealD undertakes no obligation to update publicly the information contained in this report, or any forward-looking statements, to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.